Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2013	2012	2011
	(in thousands except per share data)

Income from continuing operations	$252,998	$192,528	$172,205
Income (loss) from discontinued operations	—	(41,576)	3,254
Net income	$252,998	$150,952	$175,459

Basic weighted average shares outstanding	85,589	85,726	85,783

Diluted weighted average shares outstanding	85,589	85,728	85,793

Net income per share, basic and diluted:
Income from continuing operations	$2.96	$2.25	$2.01
Income (loss) from discontinued operations	—	(0.49)	0.04
Net income	$2.96	$1.76	$2.05